SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
[X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from . . . . . . . . . . . . . . . . . . . to . . . . . . . . . . . . . . . . . . . . . . . .

Commission file number. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

A.     Full Title of the Plan and the address of the Plan:

GENERAL CABLE SAVINGS PLAN

4 Tesseneer Drive
Highland Heights, Kentucky 41076

2.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

GENERAL CABLE CORPORATION

4 Tesseneer Drive
Highland Heights, Kentucky 41076

INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
SIGNATURES
EX-23 INDEPENDENT AUDITORS' CONSENT
EX-99.1 CERTIFICATION

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

Index

Report of Deloitte & Touche LLP, Independent Auditors

Statements of Net Assets Available for Benefits at December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001

Notes to Financial Statements

Supplemental Schedule

Signature

Exhibit 23 – Consent of Deloitte & Touche LLP, Independent Auditors

Exhibit 99.1 – Certification of Chief Financial Officer of the Company and Member of Savings Plan Administrative Committee Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

INDEPENDENT AUDITORS’ REPORT

General Cable Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the General Cable Savings Plan (“the Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Cincinnati, Ohio

June 17, 2003

GENERAL CABLE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS:

Investments:

General Cable Corporation common stock	$509,495	$578,026

Mutual funds	22,599,898	29,769,975

Common/collective trust funds	15,732,255	14,100,850

Loans to participants	3,069,655	3,581,204

Total investments	41,911,303	48,030,055

Contributions receivable		158,221

NET ASSETS AVAILABLE FOR BENEFITS	$41,911,303	$48,188,276

See notes to financial statements.

GENERAL CABLE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

INCREASES:

Contributions:

Employee	$2,399,704	$3,068,620

Employer	1,449,276	1,494,502

Rollover	11,916	569,426

Total contributions	3,860,896	5,132,548

DECREASES:

Distributions to participants	4,346,337	4,964,489

Other distributions	18,921	18,575

Investment loss:

Interest and dividend income	(1,322,144)	(1,477,711)

Net depreciation in fair value of investments	7,055,150	4,980,461

Total investment loss	5,733,006	3,502,750

Total decreases	(10,098,264)	(8,485,814)

Transfer to other plan—net	(39,605)

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(6,276,973)	(3,353,266)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	48,188,276	51,541,542

End of year	$41,911,303	$48,188,276

See notes to financial statements.

GENERAL CABLE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

The following description of the General Cable Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan consisting primarily of the following components: the Employee Before-Tax Contribution Account which accumulates the participant’s share of the trust funds attributable to participant before-tax contributions; the Employer Retirement Account which accumulates the participant’s share of trust funds attributable to contributions required to be made by General Cable Corporation (the Company) under the terms of collective bargaining agreements; the Employer Matching Account which accumulates the participant’s share of trust funds attributable to Company matching contributions under the terms of collective bargaining agreements and the Employee After-Tax Contribution Account which accumulates the participant’s share of the trust funds attributable to after-tax participant contributions.

The 2002 transfer to other Plan represents net transfers of participant account balances from the Plan to the General Cable Savings Plan for Hourly Associates.

The purpose of the Plan is to provide eligible employees with an opportunity to save on a regular basis and thereby accumulate capital for their retirement years. Contributions and earnings accumulate tax free until withdrawn from the Plan. The Plan is intended to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code, and the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation—Hourly employees of the Bonham, Texas plant, the Manchester, New Hampshire plant, the Altoona, Pennsylvania plant, the Lincoln, Rhode Island plant, the Taunton, Massachusetts plant, the Duquoin, Illinois plant, the Indianapolis, Indiana plant, the Malvern, Arkansas plant, the Marion, Indiana plant, the Willimantic, Connecticut plant, and the Plano, Texas plant are eligible to participate in the Plan when eligible based upon the terms of applicable collective bargaining agreements. Participation in the Plan is voluntary. Separate participant accounts are maintained and participants can choose from several investment funds. The following locations were closed or sold during 2001 or 2002: the Cass City, Michigan plant, the Watkinsville, Georgia plant, the Kingman, Arizona plant, the Clearwater, Florida plant, the Montoursville, Pennsylvania plant, the Monticello, Illinois plant, the Sanger, California plant and the Grapevine, Texas regional distribution center. Hourly employees of these locations were also eligible to contribute to the Plan, based on the terms of the applicable collective bargaining agreements, until the date of their respective plant closure or sale.

The Plan also has a Loan Fund provision from which loans to participants are permitted at an interest rate equal to the prime rate plus 1%. The amount borrowed may not be less than $500 or exceed, as of the date of the loan, the lesser of one half the participant’s vested amount in the Plan or $50,000, reduced by the excess of the highest outstanding balance of loans during the one-year period ending on the day before the date on which the loan was made over the outstanding balance of loans from the Plan. The interest rate on loans outstanding at December 31, 2002 ranged from 5.25% to 11.5% and the loans mature from 2003 to 2012.

2.	SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Investments are generally valued on the basis of the quoted market value.

Security transactions are recorded on the trade date.

Income from investments is recognized when earned.

Basis of Presentation—The accompanying financial statements have been prepared on the accrual basis of accounting.

Administrative Expenses—Trustee fees are paid by the Plan. Other administrative expenses are paid by the Company.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases or decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

The Plan invests in various securities including mutual funds, common/collective trust funds, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

3.	PARTICIPANTS’ ACCOUNTS AND BENEFITS

Contributions—Employees who are eligible to participate in the Plan may make a before-tax contribution up to 50% of their compensation subject to an overall limitation for 2002 and up to 15% of their compensation for 2001 subject to an overall limitation. With respect to any participant who is employed at the Duquoin, Illinois; Indianapolis, Indiana; Malvern, Arkansas; Marion, Indiana and Willimantic, Connecticut facilities, the Company will contribute to the Employer Matching Account 50% of the each participant’s first 6% of before-tax contributions. The Company’s matching contributions were $668,831 and $712,160 for the years ended December 31, 2002 and 2001. In addition, the Company is required to make certain contributions under the terms of certain collective bargaining agreements. The Company’s contributions were $780,445 and $782,342 for the years ended December 31, 2002 and 2001, respectively. Participants at certain locations are also eligible to contribute on an after-tax basis.

Rollovers—A participant may at any time, make a rollover contribution to the Plan if satisfactory evidence that the amount qualifies as a “Rollover Contribution,” as defined in the Internal Revenue Code, is provided.

Vesting—Participants shall be fully vested in their Employee Before-Tax Contribution Accounts and Employee After-Tax Contribution Accounts.

The Employer’s Retirement Accounts are vested based upon completed years of service (as defined by the Plan) for participants who were hired on or after July 1, 2000:

Vested
Completed Years of Service	Percentage

Less than 3	0%

3 but less than 4	20%

4 but less than 5	40%

5 but less than 6	60%

6 but less than 7	80%

7 or more	100%

Attainment of age 55 with 5 years of service, death or disability	100%

The Employer’s Matching Accounts are vested based upon completed years of service (as defined by the Plan) for participants who were hired on or after July 1, 2000:

Vested
Completed Years of Service	Percentage

Less than 1	0%

1 but less than 2	25%

2 but less than 3	50%

3 but less than 4	75%

4 or more	100%

Attainment of age 65 or age 55 with 5 years of service, death or disability	100%

Participants hired prior to July 1, 2000 should refer to the Plan document for their vesting schedule.

Benefit Payments—Upon retirement or other termination of employment, a participant’s account balance less any amounts necessary to repay participant loans may be distributed to the participant, or in the case of death to a designated beneficiary, in a lump-sum distribution. Certain participants also may have the option to have their account balance be distributed in installment payments.

Net assets available for benefits at December 31, 2002 and 2001, respectively, include $3,279,273 and $2,993,099 of vested account balances attributable to terminated participants.

Withdrawals—Once the participant has attained the age of 59 1/2, all or part of their Employer Salary Reduction Contribution Account may be withdrawn without penalty. The full value of any rollover contributions may be transferred to another Internal Revenue Code (IRC) Qualified Plan before age 59 1/2 without penalty or can be paid to the participant prior to age 59 1/2 subject to applicable excise taxes. Participant after-tax contributions may be withdrawn. Certain other account balances may be withdrawn prior to termination of employment if the participant qualifies for financial hardship, as defined by the Plan. Withdrawals are limited to two times per year.

Forfeitures—Upon a participant’s termination from the Company, Company contributions that are not vested are used to reduce future Company contributions to the Plan.

4.	INVESTMENTS

Thirteen investment options with varying degrees of risk and General Cable Corporation common stock are offered to Plan participants.

The following table presents investments that represent five percent or more of the Plan’s net assets.

	December 31,	December 31,
	2002	2001

MFS Fixed Fund — Class I*	$15,732,255	14,100,850

MFS Emerging Growth Fund- Class I*	3,011,627	4,817,012

MFS Massachusetts Investors Growth Stock Fund-Class I*		2,749,738

MFS Value Fund- Class I*	7,124,337	8,789,195

Franklin Small Mid Cap Growth Fund- Class A		3,341,258

Vanguard Institutional Index Fund	4,245,758	5,651,066

*Indicates a party-in-interest investment

For the years ended December 31, 2002 and 2001, Plan investments (including investments bought, sold and held during the period) appreciated (depreciated) in value as follows:

	2002	2001

Mutual Funds	$(6,471,366)	$(5,453,639)

General Cable Corporation common stock	(583,784)	473,178

Total depreciation	$(7,055,150)	$(4,980,461)

5.	PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the assets of the Plan credited to each participant’s account become fully vested and non-forfeitable, and the plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.	TAX STATUS

The Plan obtained a determination letter on October 16, 2002, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving this determination letter in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001. However, the Plan sponsor believes the Plan is designed and being administered in accordance with the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

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GENERAL CABLE SAVINGS PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Schedule H, Part IV, Line 4i of Form 5500)
DECEMBER 31, 2002

Identity of Issue/	Fair
Description of Investment	Value

Common/Collective Trust Funds— MFS Fixed Fund—Class I*	$15,732,255

Mutual Funds:

MFS Emerging Growth Fund—Class I*	3,011,627

MFS Massachusetts Investors Trust Fund—Class I*	845,496

MFS Massachusetts Investors Growth Stock Fund—Class I*	1,739,824

MFS Strategic Income Fund I*	849,633

MFS Value Fund—Class I*	7,124,337

American EuroPacific Growth Fund—Class A	593,152

Franklin Small Mid Cap Growth Fund—Class A	1,934,606

PIMCO Total Return Fund—Class A	1,325,532

Vanguard Institutional Index Fund	4,245,758

MFS Capital Opportunities Fund—Class I*	450,016

MFS Research International Fund—Class I*	285,737

MFS Money Market Fund*	18,153

MFS Mid Cap Growth Fund—Class I*	176,027

22,599,898

Common Stock— General Cable Corporation	509,495

Loans to Participants— Loans maturities through 2012 bearing interest rates ranging from 5.25% to 11.5%)	3,069,655

Total Investments	$41,911,303

*Indicates a party-in-interest investment

SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL CABLE SAVINGS PLAN

Date: June 27, 2003	By:/s/ Robert J. Siverd Name: Robert J. Siverd Title: Member, Savings Plan Administrative Committee